Questcor Pharmaceuticals, Inc.

1300 North Kellogg Drive, Suite D

Anaheim, California 92807

June 9, 2014

VIA EDGAR

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO C.F.R. §200.83

Mr. Joel Parker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Questcor Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 001-14758

Dear Mr. Parker:

We are responding to the U.S. Securities and Exchange Commission (the “SEC”) staff’s (“the Staff’s”) written comments received on June 5, 2014 regarding the review of the above-referenced filing of Questcor Pharmaceuticals, Inc. (“Questcor” or the “Company”) and our response to the Staff’s initial and oral comments to the above referenced filing submitted by Questcor on May 20, 2014 and June 4, 2014, respectively. Considering our pending acquisition by Mallinckrodt public limited company, we would like to acknowledge and thank the Staff for the quick turnaround of our submissions last week. We have set forth below our response to the inquiries raised in the letter. For ease of reference, we have included each of the Staff’s comments in its entirety in bold and italicized text preceding our response. The Company is respectfully requesting confidential treatment for certain portions of its responses in this letter (under separate cover), pursuant to Rule 83 promulgated by the SEC, 17 C.F.R. §200.83 (“Rule 83”), because of the commercially sensitive nature of such portions of its responses. The specific portions of the responses for which the Company seeks confidential treatment have been omitted from the copy of the response electronically filed with the SEC, as indicated by [***], and have been filed separately with the Commission. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

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QCOR-001

Notes To Consolidated Financial Statements

2. Acquisitions

Acquisition of Synacthen, page 69

1.	Please refer to your response to comment 1. Tell us all of the terms of the derivative. For example, in the statement “A potential additional annual cash payment on each anniversary subsequent to the third anniversary until we obtain the first approval of the FDA related to the products, or the FDA Approval …” Please address the following:

a.	Clarify the trigger meant by “potential”

b.	Clarify if the payments are fixed

On June 11, 2013, we acquired various intellectual property rights from Novartis needed to pursue a U.S. FDA development and commercialization program relating to Synacthen (the “License Agreement”).

The terms and conditions of the License Agreement were the product of extensive negotiations at the end of a process in which, we believe, Novartis had considered other potential buyers for the intellectual property rights. The core issue in the negotiations was how to determine the value to be paid for the rights in light of many uncertainties related to Questcor’s future multi-year development program for Synacthen, including (i) the lack of patent protection on Synacthen and the related risk that a third party could obtain FDA approval (“FDA Approval”) for a drug with the same active ingredient as found in Synacthen prior to Questcor’s receipt of FDA Approval, (ii) the fact that the FDA approves drugs for specific medical conditions, or “indications,” that Synacthen could potentially be approved by the FDA for one (or more) of a large number of potential indications, and that Questcor’s targeted indications could change over time based on future, unforeseeable events in its FDA development program, and (iii) our inability to establish a firm development timetable for Synacthen due to our limited access to due diligence information during such negotiations. The detailed payment provisions in the License Agreement reflect how the parties addressed this core valuation issue through extensive negotiations.

Pursuant to the License Agreement, we agreed to pay Novartis an upfront payment of $60 million and additional, non-contingent and contingent post-closing payments as follows:

•	Non-Contingent Annual Payments. We are contractually required to pay Novartis $25 million on each of the first, second and third anniversaries of the closing. These payments are not subject to any contingency and are secured by a cash collateralized letter-of-credit. As such, the minimum amount required to be paid by Questcor under the License Agreement is $135 million ($60 million plus 3 X $25 million).

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QCOR-002

•	Contingent Annual Payments – Next [***] $[**] Million Payments. After the first three annual payments described above, we are contingently required to pay Novartis $[**] million on each subsequent anniversary of the closing until we obtain the first FDA Approval for Synacthen for a specific indication. These payments are contingent in that a third party’s FDA development program could trigger a Questcor right to terminate the License Agreement and not make (or continue to make) these additional $[**] million payments (and we could exercise that right). Specifically, if a third party receives FDA Approval for a drug substantially similar to Synacthen prior to Questcor receiving approval, this could change the expected value of our development program and we could choose to terminate the License Agreement. If the changed circumstances lead us to this decision, we would not have to make (or continue to make) $[**] million annual payments after the first three payments described above under “Non-Contingent Annual Payments.” Also, if we have paid a total of $[**] million and a third party receives FDA Approval for certain drug indications prior to Questcor receiving the FDA Approval, Novartis would reimburse $[**] million to Questcor following our exercise of our termination right. In the absence of a third party receiving FDA Approval (and the resultant change in economic landscape), we will be required to make each of these [**] annual contingent $[**] million payments, or a total of $[**] million under the License Agreement ($60 million plus 3 X $25 million plus [*] X $[**] million). This also assumes that we do not receive the FDA Approval before the [**] anniversary of the closing. That is, each of these [**] payments is not required if we receive FDA Approval for Synacthen before such payment becomes due.

•	Contingent Annual Payments – Subsequent $[**] Million Payments. After paying a total of $[**] million under the License Agreement, we have the ability to terminate the License Agreement without reference to any third party FDA Approval. Following the payment of a total of $[**] million as described above, if we choose to continue to conduct our R&D program relating to Synacthen, we will be required to make additional $[**] million payments on each subsequent anniversary of the closing until we obtain the FDA Approval. The success of our R&D program will depend on many factors outside of our control including prospective trial participants’ willingness to apply for participation in the trial, the prospective trial participants’ ability to satisfy the eligibility criteria for the trial and, most importantly, the safety and efficacy of Synacthen in treating the enrolled trial participants. It is not possible for Questcor to predict with certainty the future progress of its FDA development program for Synacthen, and thus it is not possible to predict with certainty how many additional annual payments it will make under the License Agreement. Any such termination would have a negative effect on Questcor – we would not be entitled to the return of any of the $[***] million (or more) that we would have paid to Novartis prior to such termination.

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QCOR-003

•	Contingent FDA Approval Payment. In the event FDA approves Synacthen for commercial sale for a specific indication, Questcor will be required to make a one-time payment to Novartis of $[**] million. It is unclear when or if Questcor would be required to pay this amount, as it is difficult to predict with certainty how long a successful FDA development program might take or whether such development program will even be successful.

•	Contingent Royalty Payments. If our development program for Synacthen is successful, after the date of the FDA Approval, we will pay an annual royalty to Novartis equal to the greater of (i) [**]% of the net sales of Synacthen in the United States market, or (ii) $[**] million, until the $300 million aggregate cap has been met.

All of the aforementioned payments under the License Agreement are subject to an aggregate cap of $300 million. While the total payments to Novartis under the acquisition can be as high as $300 million, the expected aggregate amount to be paid to Novartis is less, due primarily to the uncertainties relating to our FDA development program for Synacthen.

Our specific responses to Staff comments 1(a) and 1(b) are below:

(a)	The trigger meant by “potential” in the statement “A potential annual cash payment on each anniversary subsequent to the third anniversary until we obtain the first approval of the FDA related to the products, or the FDA Approval …” in our response to comment 1 in our June 9, 2014 response letter refers to the expected value of our development program not being altered by a third party receiving FDA Approval for a substantially similar drug and our development program not experiencing significant difficulties, in either case potentially resulting in our termination of the License Agreement.

(b)	As discussed above, only the upfront payment of $60 million plus [***] out of the total of $300 million in potential consideration are fixed.

2.	Please refer to your response to Comment 2. In regards to your second underlying, please clarify what you mean by FDA Approval (i.e. related to a clinical phase, approval for commercial sale, etc.). Please tell us the amount of the milestone that will be paid upon FDA approval.

Under the License Agreement, we are required to pay Novartis $[**] million in the event of FDA Approval. This would be triggered by the FDA’s approval of Synacthen for commercial sale for use in humans to treat one or more medical conditions (i.e., “indications”). Obtaining FDA

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QCOR-004

approval of a drug typically involves the following steps: (i) submitting an Investigational New Drug (IND) application to the FDA and meeting with the FDA to discuss the development program, (ii) demonstrating the drug to be safe using laboratory and animal tests, (iii) submitting a New Drug Application (NDA) to the FDA, (iv) conducting clinical trials in humans to demonstrate safety and efficacy in humans, (v) demonstrating to the FDA that the company can properly manufacture the drug, (vi) providing the proposed label for the drug to the FDA, which includes information about the drug, its uses (indications) and possible risks, (vii) responding to FDA requests for additional information and / or additional clinical trials, and (viii) meeting with an advisory committee which will provide input to the FDA to assist the FDA in its decision making process. At the end of this process, the FDA decides whether or not to approve the NDA. Once the NDA is approved, the company can then market and sell the drug for its approved indication(s) in the United States. The $[**] million FDA Approval payment would not be triggered until this final approval of an NDA for Synacthen is granted.

3.	In evaluating whether contingent consideration represents a derivative, tell us if you evaluated each of the following as a separate derivative or did you evaluate them on a combined basis.

a.	$[**] million per year beginning year four until FDA approval;

b.	Milestone payment when FDA approval is received; and

c.	Annual royalties based on sales

In your response, please provide us a supporting analysis that helps us understand how you considered the cumulative cap that in no event will the total payments related to this transaction exceed $300 million as it appears each of these items is not contingent upon each other.

We evaluated each of the preceding underlyings as components of a single derivative, rather than three separate derivatives. This conclusion is based on paragraph 815-10-15-9, which states

“If two or more separate transactions may have been entered into in an attempt to circumvent the provisions of this Subtopic, the following indicators shall be considered in the aggregate and, if present, shall cause the transactions to be viewed as a unit and not separately:

a.	The transactions were entered into contemporaneously and in contemplation of one another.

b.	The transactions were executed with the same counterparty (or structured through an intermediary).

c.	The transactions relate to the same risk.

d.	There is no apparent economic need or substantive business purpose for structuring the transactions separately that could not also have been accomplished in a single transaction.”

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QCOR-005

With respect to the four factors above:

a.	The Synacthen acquisition and the related contingent consideration obligation were entered into contemporaneously and in contemplation of one another.

b.	All elements of the transaction were executed with the same counterparty.

c.	All of the elements of the transaction relate to the same primary risk, i.e., successful drug development.

d.	There is no economic need or substantive business purpose for structuring the transaction elements separately, consistent with the manner in which the transaction elements were negotiated and documented in this case.

Based on our analysis of the transaction in light of the four factors, as discussed above, we concluded that is appropriate to evaluate the underlyings as components of a single derivative, rather than three separate derivatives. We also note that our contingent consideration obligation for Synacthen was the result of an extensive negotiation and that there was no attempt by either the buyer or the seller to structure the elements of the acquisition separately in an attempt to circumvent derivative accounting under Topic 815.

Please see our more detailed discussion of the payments in our response to the Staff’s question 1 above.

The payment provisions associated with each underlying occur sequentially and are, pursuant to the terms of the License Agreement, all subject to one overall $300 million aggregate payment cap. That is, (i) the annual payments that occur until FDA Approval precede (ii) the payment due upon FDA Approval, which in turn precedes (iii) the sales-based royalties. All of these payments are analyzed on a cumulative basis applying the $300 million aggregate payment cap. For instance, if more annual payments occur prior to FDA Approval, a correspondingly lower amount of payments could be made under the sales-based royalty prior to reaching the $300 million aggregate payment cap. The aggregate cap applies to all of the three underlyings and demonstrates the manner in which they relate to each other as components of a single derivative contract.

The table below provides a supporting analysis regarding the impact of the $300 million aggregate payment cap. Note that there are numerous uncertainties relating to our FDA development program and no certainty as to whether we will in fact be required to pay the full $300 million.

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QCOR-006

[dollars in millions]

Assumed Year of Approval	Fixed Payments	Contingent Non-Royalty Payments		Contingent Royalty Payments		Total Payments
2016	$135	$	****	$	****	$300
2017	135		****		****	300
2018	135		****		****	300
2019	135		****		****	300
2020	135		****		****	300
2021	135		****		****	300
2022	135		****		****	300
2023	135		****		****	300

4.	Please tell us if each of the items in Comment 2 is freestanding or embedded. Please provide us the supporting analysis and reference the authoritative accounting guidance. If the Company concludes they are embedded, tell us how you analyzed the clearly and closely related criteria per ASC 815-15-25-1a.

We have viewed the contingent consideration derivative contract as a single freestanding instrument, as that term is defined in the ASC Master Glossary. We note the accounting for contingent consideration in an asset purchase is generally treated as a single unit of account—on a freestanding basis—under several different possible accounting models, all of which address the same primary risk of successful drug development. That is, regardless of whether contingent consideration (i) meets the definition of a derivative under Topic 815, (ii) is carried at fair value through earnings based on an analogy to the business combination literature in Topic 805, or (iii) represents a contingent liability under Subtopic 450-20, U.S. GAAP consistently identifies contingent consideration as freestanding for financial reporting purposes.

More specifically, we note the contingent consideration obligation for the Synacthen acquisition will be settled apart from the $135 million fixed obligation (the $60 million at closing and the cash-collateralized $75 million due upon specified anniversary dates). In other words, whether the contingent payments are ultimately required or not (based on the outcome of the three underlyings), they will have no effect on the original fixed obligation that must be paid under all circumstances. This illustrates why the fixed and contingent obligations are separate freestanding instruments. In addition, the fixed obligation could be transferred or settled by Novartis without affecting its right to the contingent consideration.

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QCOR-007

Based on the SEC Staff’s comment, we considered an alternative scenario in which the contingent consideration was considered embedded. While this scenario did not reflect our thinking at the time that the transaction occurred and does not reflect our current thinking on this matter, it results in a similar outcome. That is, one way to evaluate the contingent consideration obligation would be to view the payment terms as a hybrid debt instrument payable by Questor to Novartis, e.g., “seller-financing.” The $135 million fixed payment obligation would represent a debt host instrument while the contingent consideration would represent a contingent interest embedded derivative. That contingent interest would meet the definition of a derivative on a freestanding basis under 815-10-15-83 (including net-settlement) as described in our prior correspondence to you. However, if it was considered embedded in a debt host, the three underlyings are not indexed to interest rates or credit risk; they would be considered “extraneous” to a debt host as contemplated in paragraph 815-15-25-41. Consequently, the contingent interest feature would not be considered “clearly and closely” related to the debt host under 815-15-25-1a. Rather, it would be bifurcated and adjusted to fair value through earnings each period, similar to our current accounting.

5.	Please provide us an analysis on why you believe continued development of the drug is an underlying. In that analysis, please tell us what payment provision is triggered by the result of the continued development.

Paragraph 815-10-15-88 states “an underlying is a variable that, along with either a notional amount or a payment provision determines the settlement of a derivative instrument. An underlying may be the occurrence or nonoccurrence of a specified event such as a scheduled payment under a contract (emphasis added).”

As noted previously, we become obligated to make certain contingent payments on an annual basis, assuming we continue to develop Synacthen. As discussed in our response to Staff Comment 1, there are many operational variables and feasibility considerations that determine whether we will continue to pursue development of Synacthen. Indeed, the nature of drug development in the pharmaceutical industry is highly variable. As such, conditioning certain payments under the License Agreement on our decision to continue developing the drug—in light of uncertainty—is the purpose of the contingent annual payment provisions under the Synacthen contract, consistent with the definition of an underlying quoted above.

6.	In regards to the scope exception in ASC 815-10-15-59 and 15-60 referenced on page 2 of your May 20, 2014 response, please address the following items:

a.	As it relates to “the FDA approval” underlying, tell us how the company considered the ASC 815-10-15-59b2 reference to “under the contract”. Tell us if there are any provisions in the contract that would cause the company to benefit from an increase in price or value of the intangible.

b.	Tell us what the predominant characteristics of the contract are and are they highly correlated to the underlying(s) that do not meet the scope exception.

c.	Please reevaluate ASC 815-10-15-59 and 15-60 if “continued development of the drug” is not an underlying. Please refer to Comment 5.

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QCOR-008

(a) As a condition of the derivative scope exception for certain contracts that are not traded on an exchange, paragraph 815-10-15-59b2 states “the nonfinancial asset related to the underlying is owned by the party that would not benefit under the contract from an increase in the fair value of the nonfinancial asset.”

As it relates to Questcor, the question is whether we would benefit from an increase in the value of Synacthen based on the FDA Approval underlying. Under the contract, Questcor would be entitled to commercialize the drug after FDA Approval, an event that would clearly increase the fair value of the License Agreement. Otherwise, in the event the FDA does not grant its approval, we would have no contractual ability to commercialize the drug. Further, FDA Approval and commercialization would lead to additional payments to Novartis under the sales-based royalty, subject to the $300 million cap. And royalty payments to Novartis would only materialize based on sales to third party market participants—which is the ultimate benefit for which the entire Synacthen contract was executed.

In addition, we considered the implementation guidance with respect to non-exchange traded contracts in paragraphs 815-10-55-142 and 55-143. Under subparagraph 55-143(b), the entity that owns the nonfinancial asset (the License Agreement) is Questcor, as buyer. Since we benefit from an increase in the value of the asset, the implementation guidance affirms that our contingent consideration contract is not exempt from derivative accounting under Topic 815.

(b) The SEC Staff also inquires as to our view regarding the contract’s predominant characteristics. Consistent with our preceding comments, we believe obtaining FDA Approval is the predominant underlying. Specifically, there would be no business incentive to agree to payment provisions for the first underlying (continued drug development) without the goal of obtaining FDA Approval, which is the second underlying. Similarly, our decision to agree to payment provisions associated with sales-based royalties (the third underlying) would have no business purpose apart from FDA Approval.

We do not believe that the underlyings are “highly correlated.” That is, while the achievement of the performance metrics associated with the underlyings may be sequential during the life of the contract, that does not translate to them being highly correlated with each other. We note:

•	It is inherently difficult to predict whether, and if so, why the FDA will approve a particular drug candidate—suggesting that while some correlation exists between continued drug development and FDA Approval, those two underlyings are not highly correlated.

•	Similarly, an approved drug may or may not be successful in the market for any number of reasons, such as lack of consumer demand, competing products, etc. This explains why FDA Approval and sales-based royalties are not highly correlated.

•	Similarly, continued drug development and sales-based royalties are not highly correlated due to many of the same uncertainties.

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QCOR-009

Consequently, we note the scope exception for non-exchange traded contracts addresses situations in which multiple underlyings exist. Paragraph 815-10-15-60 states “If a contract has more than one underlying and some, but not all, of them qualify for one of the scope exceptions in the preceding paragraph, the application of this Subtopic to that contract depends on its predominant characteristics.” The sales-based royalty is the only underlying that qualifies for the exception. However, the sales-based royalty is not predominant; rather it accounts for a minor portion of the derivative contract’s value because the substantial majority of the contract’s value is based on the required annual payments prior to FDA Approval, and the payment required upon FDA Approval. In other words, we expect very little, if any, of the ultimate purchase price to stem from the sales-based royalty because of the number of years that we expect will be necessary to achieve commercialization.

Consequently, we concluded the predominant characteristics of the derivative contract are defined by the two underlyings that do not qualify for the scope exception in paragraph 815-10-15-59. As such, the derivative would be recorded at fair value and adjusted through earnings each period.

We also believe an alternative conclusion that the scope exception applies based upon a literal reading of the second sentence in 815-10-15-60 would be inconsistent with the FASB’s intent for contracts of this nature. That sentence states “…[a] contract is subject to the requirements of this Subtopic if all of its underlyings, considered in combination, behave in a manner that is highly correlated with the behavior of any of the component variables that do not qualify for a scope exception.” In other words, a literal read might suggest that since continued drug development and FDA Approval are not highly correlated with sales-based royalties, the derivative contract should be exempt from Topic 815. We find that outcome counterintuitive because the central characteristic of the contract (FDA Approval) would not qualify for the exemption on a standalone basis. By way of example, a company might enter into a derivative contract with 4 underlyings, none of which are highly correlated with each other or that individually qualify for the non-exchange traded exemption. However, adding a 5th underlying that (i) individually meets the criteria in 815-10-15-59 and (ii) is not highly correlated with the other 4 underlyings, would arguably circumvent derivative accounting, an outcome we do not support.

(c) Lastly, we continue to believe “continued development of the drug” is an underlying and therefore have not changed our conclusions under 815-10-15-59 and 15-60.

7.	Please refer to your response to Comment 3. We note that the derivative liability changed by $20.6 million. Please help us understand why the $20.6 million change in the derivative liability in the third quarter has not been recorded through the income statement. We note your response doesn’t state there was an error in the liability. In that regard, it is unclear why an error to the IPR&D asset would equal an error to the IPR&D liability.

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QCOR-0010

The initial June 2013 valuation model determined the fair value to be $175 million. As we completed our assessment of our newly acquired asset and in our initial preparation for the completion of our Form 10-Q during the third quarter of 2013, we refined our model with a more sophisticated model. In connection with the preparation of its consolidated balance sheet as of September 30, 2013, we used this more sophisticated model and received additional input from our Chief Scientific Officer to determine the initial fair value to be $196 million. The initial fair value of the asset and corresponding liability at the acquisition date was in error – it should have been $196 million instead of the original $175 million.

We did not receive any new or updated data and, therefore, determined that the initial fair value was incorrect and recorded in error. The correction resulted in an adjustment to the initial fair value of $20.6 million (representing less than 3% of our reported total assets at September 30, 2013). These factors should have been considered in the initial accounting, but were not. We performed materiality analyses in accordance with SAB 108 and SAB 99 and determined that the error was not material. As such, we corrected our initial accounting through an immaterial adjustment in the third quarter of 2013. Please note that our Form 10-K for the Fiscal Year Ended December 31, 2013 properly reflects the initial fair value of the asset and corresponding liability of $196 million.

Investor Perspective

For all of the reasons explained in our correspondence to you, we believe the contingent consideration obligation is a derivative that should be recorded at fair value as part of the cost of our investment in Synacthen. More than half of the potential $300 million purchase price is contingent, which is most clearly conveyed to users of our financial statements by recording that obligation on our balance sheet. It visibly depicts our rights to the asset, as well as our ongoing obligation for future payments to the seller. As discussed on our letter dated June 4, 2014, in future filings we will separate the fixed consideration and the contingent consideration on the face of our consolidated balance sheet and in our footnote disclosure.

In this light, it is beneficial to reiterate earlier comments about transparently reflecting the economics of our acquisition. Consistent with the FASB’s thoughts, we negotiated a sharing of Synacthen’s risks with Novartis through the contingent consideration arrangement:

[A] contingent consideration arrangement is inherently part of the economic considerations in the negotiations between the buyer and seller. Such arrangements commonly are used by buyers and sellers to reach an agreement by sharing particular specified economic risks related to uncertainties about future outcomes. Differences in the views of the buyer and seller about those uncertainties often are reconciled by their agreeing to share the risks in such ways that favorable future outcomes generally result in additional payments to the seller and unfavorable outcomes result in no or lower payments. The Boards observed that information used in those negotiations often will be helpful in estimating the fair value of the contingent obligation assumed by the acquirer.

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QCOR-0011

The [FASB] noted that most contingent consideration obligations are financial instruments and many are derivative instruments.1

We believe derivative accounting most clearly reflects the substance of our Synacthen transaction. For the same reasons, we believe an analogy to the business combination literature in Topic 805 for the treatment of contingent consideration is equally appropriate (in addition to the fact that U.S. GAAP is silent on the treatment of contingent consideration in an asset acquisition).

We are also aware the EITF considered this issue in 2009, specifically in the context of an asset purchase, without reaching a resolution. While we understand views were mixed regarding the treatment of contingent consideration, we believe the merits of reflecting that contract on our balance sheet at fair value are superior to the alternative—simply disclosing the future commitment and potentially delaying the recognition of a liability into future periods. Indeed, we regularly field questions from our analysts and institutional investors regarding the status of Synacthen based on our existing disclosures. Applying a contingent loss accounting model under Subtopic 450-20 would actually deprive our users of information from which they currently benefit. As such, we respectfully request that the SEC Staff not object to our conclusions.

* * * *

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (714) 786-4200 should you have further comments or if you require any additional information.

Respectfully yours,

/s/ Rajesh Asarpota
Rajesh Asarpota
Senior Vice President, Chief Financial Officer

cc:	Mary Mast, the Commission

Jim B. Rosenberg, the Commission

R. Scott Shean, Esq., Latham & Watkins LLP

[1]	Statement 141(R), Business Combinations, paragraphs B348 and B349 (emphasis added).

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QCOR-0012